UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nu Holdings Ltd.
(Name of Issuer)

Class A ordinary shares, par value $0.000006666666667 per share
(Title of Class of Securities)

G6683N 103
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON David Vélez Osorno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 937,344,645(1)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 937,344,645(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,344,645(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,500,000 Class B ordinary shares held of record by Mariel Lorena Reyes Milk, the wife of David Vélez Osorno (the “Reporting Person”), who has voting rights over such shares; and (ii) 6,220,147 Class A ordinary shares and 929,624,498 Class B ordinary shares held of record by Rua California Ltd. (“Rua California”), a company controlled by the Reporting Person, who hold 100% of the shares in Rua California. Each Class B ordinary share is convertible into one Class A ordinary share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the aggregate number of Class A ordinary shares and Class B ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 3,754,933,715 Class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B ordinary shares beneficially owned by the Reporting Person. The aggregate number of Class B ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.
(3)	Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. The percentage reported does not reflect the 20 for one voting power of the Class B ordinary shares because the Class B ordinary shares are treated as converted into Class A ordinary shares for the purpose of this report.

1	NAME OF REPORTING PERSON Rua California Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 934,822,864(1)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 934,822,864(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,822,864 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(2)(3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 5,198,366 Class A ordinary shares and 929,624,498 Class B ordinary shares held of record by Rua California Ltd. (the “Reporting Person”), a company controlled by David Vélez Osorno, who hold 100% of the shares in the Reporting Person. Each Class B ordinary share is convertible into one Class A ordinary share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the aggregate number of Class A ordinary shares and Class B ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 3,754,933,715 Class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B ordinary shares beneficially owned by the Reporting Person. The aggregate number of Class B ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.
(3)	Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. The percentage reported does not reflect the 20 for one voting power of the Class B ordinary shares because the Class B ordinary shares are treated as converted into Class A ordinary shares for the purpose of this report.

Explanatory Note

This Amendment amends, restates and supersedes the statement on Schedule 13G (the “Schedule 13G”) filed with the U.S. Securities and Exchange Commission (“SEC”) on February 14, 2024, as amended from time to time, by the Reporting Persons (as defined below), relating to the Class A ordinary shares and Class B ordinary shares of Nu Holdings Ltd. (the “Amendment”).

ITEM 1.	(a)	Name of Issuer: Nu Holdings Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands

ITEM 2.	(a)	Name of Person Filing:

This Amendment to Schedule 13G (the “Statement”) is being filed by (i) David Vélez Osorno; and (ii) Rua California Ltd. (each a “Reporting Person” and collectively, the “Reporting Persons”). Each of the Reporting Persons is a shareholder of the Issuer. Each of the Reporting Persons, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of each of the Reporting Persons is Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Statement.

(d)	Title of Class of Securities:

This Statement relates to the Issuer’s Class A ordinary shares, par value $0.000006666666667 per share.

(e)	CUSIP Number:

G6683N 103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 3,754,933,715 Class A ordinary shares outstanding.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.

(a)	Amount beneficially owned:

See row 9 of the cover sheet of each Reporting Person.

(b)	Percent of class:

See row 11 of the cover sheet of each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover sheet of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover sheet of each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information set forth in Item 2 above is incorporated herein by reference.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2024

By:	/s/ David Vélez Osorno
Name:	David Vélez Osorno

Rua California Ltd.

By:	/s/ David Vélez Osorno
Name:	David Vélez Osorno
Title:	Director

Exhibit A

SCHEDULE 13G/A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Class A ordinary shares of Nu Holdings Ltd. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on October 18, 2024.

By:	/s/ David Vélez Osorno
Name:	David Vélez Osorno

Rua California Ltd.

By:	/s/ David Vélez Osorno
Name:	David Vélez Osorno
Title:	Director